Exhibit 99.1

Ucommune Reports First Half of Fiscal Year 2025 Unaudited Financial Results

BEIJING, October 17, 2025 (PRNewswire) – Ucommune International Ltd (“we,” “Ucommune” or the “Company”) (NASDAQ: UK), a co-working spaces and related service provider in China, today announced its unaudited financial results for the first half of fiscal year 2025.

Financial Highlights for the First Half of Fiscal Year 2025

●	Revenue decreased by 30.1% to RMB65.0 million (US$9.1 million), compared to RMB93.0 million in the same period of last year.

●	Gross profit improved to a positive RMB4.0 million (US$0.6 million), compared to a gross loss of RMB1.6 million in the same period of last year.

●	Operating loss was RMB12.2 million (US$1.7 million), compared to RMB25.7 million in the same period of last year.

●	Net loss from continuing operations was RMB9.1 million (US$1.3 million), compared to RMB49.2 million in the same period of last year.

●	Adjusted net loss (non-GAAP) from continuing operations was RMB15.0 million (US$2.1 million), compared to RMB32.8 million in the same period of last year.

●	EBITDA (non-GAAP) from continuing operations was a loss of RM7.6 million (US$1.1 million), compared to a loss of RMB39.8 million in the same period of last year.

●	Adjusted EBITDA (non-GAAP) from continuing operations was a loss of RMB11.3 million (US$1.6 million), compared to a loss of RMB21.5 million in the same period of last year.

First Half of Fiscal Year 2025 Financial Results

Revenue decreased by 30.1% to RMB65.0 million (US$9.1 million), compared to RMB93.0 million in the same period of last year, mainly due to the expiration and closure of some co-working spaces, as well as the disposal of several subsidiaries which operate co-working spaces.

Cost of revenue decreased by 35.5% to RMB61.0 million (US$8.5 million), compared to RMB94.6 million in the same period of last year, mainly due to the expiration and closure of some co-working spaces, as well as the disposal of several subsidiaries which operate co-working spaces.

Gross profit increased by RMB5.6 million to RMB4.0 million (US$0.6 million) from a gross loss of RMB1.6 million in the same period of last year. This improvement was primarily driven by the strategic closure of unprofitable co-working spaces and the divestment of several subsidiaries operating unprofitable co-working spaces.

General and administrative expenses decreased by 46.5% to RMB13.7 million (US$1.9 million) from RMB25.6 million in the same period of last year, mainly due to the decreases in staff costs and share-based compensation expenses.

Sales and marketing expenses decreased by 55.8% to RMB0.8 million (US$0.1million) from RMB1.8 million in the same period of last year. The decreases in promotion and advertising fee and business development fee are mainly due to the disposal of several subsidiaries which operate co-working spaces as well as the closure of some co-working spaces.

Operating loss was RMB12.2 million (US$1.7 million), compared to RMB25.7 million in the same period of last year. This improvement was primarily driven by the strategic closure of unprofitable co-working spaces and the divestment of several subsidiaries operating unprofitable co-working spaces.

Net loss from continuing operations was RMB9.1 million (US$1.3 million), compared to RMB49.2 million in the same period of last year. Adjusted net loss (non-GAAP) from continuing operations was RMB15.0 million (US$2.1 million), compared to RMB32.8 million in the same period of last year.

Going Concern

The Company has incurred recurring operating losses since its inception, including net losses from continuing operations of RMB75.8 million for the year ended December 31, 2024 and RMB9.1 million for the six months ended June 30, 2025. Accumulated deficit was RMB4,609.1 million as of June 30, 2025. As of June 30, 2025, the Company had cash and cash equivalents of RMB62.6 million and negative working capital    RMB0.4 million. For 2024 and the first half of 2025, although the restrictions related to the COVID-19 have been lifted, its influence over the economy continued to impact the Company’s financial position, results of operations and cash flows. Furthermore, in July 2025, the Company disposed its marketing and branding service business, which negatively impacted its working capital.- These conditions collectively raise substantial doubt about the Company’s ability to continue as a going concern.

Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes continued business transition from an asset-heavy model to an asset-light model in order to improve profitability, continued exploration of new business opportunities that have synergies with the Company’s core business, controlling operating costs and optimizing operational efficiency to improve the Company’s cash flow from operations. The Company also plans to raise additional capital, including, among others, obtaining debt and equity financing, to support its future operations.

The Company continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve stable net profit and positive cash flows from operating activities, and the Company expects that operating losses will continue for the foreseeable future. If it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Company to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Company will be able to obtain additional financing on terms acceptable to the Company, in a timely manner, or at all. In the event that financing sources are not available, or that the Company is unsuccessful in increasing its gross profit margin and reducing operating losses, the Company may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Company’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and that contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Subsequent Events

On July 21, 2025, Xinjiang Xinyouzhong Marketing Co., Ltd. (“Xinjiang Xinyouzhong”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Agreement”) with Singularity Digital Marketing (Guangzhou) Co., Ltd. (“Singularity Digital”), a related party of the company incorporated in the PRC. Pursuant to the Agreement, Xinjiang Xinyouzhong agrees to sell, and Singularity Digital agrees to purchase, all of Xinjiang Xinyouzhong’s 51% equity interest in Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”), a limited liability company incorporated in the PRC, for an aggregate consideration of RMB16.0 million. The transaction has been completed in accordance with the terms of the Agreement. Furthermore, the sales of the Company’s equity interest in Shengguang Zhongshuo represents its complete exit from all marketing and branding services operations.

About Ucommune International Ltd

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Internal Control Over Financial Reporting

In 2025, an internal investigation of the Company uncovered several fraudulent acts conducted by certain employees through fabricating the agency fees of the Company’s workspace membership business in specific workspace projects. The Company reported this matter to the public security authorities upon discovering the fraudulent acts. As of the date of this current report on Form 6-K, the public security authorities have taken compulsory measures against the implicated employees. The implicated employees and relevant agencies have returned a total of RMB8.7 million involved in the incident to the Company. Based on the information available to the Company, the investigation has now entered its final stage. The Company does not expect to receive any further significant refunds or compensations related to the incident. The Company will continue to closely monitor and evaluate any future development of the legal proceedings in connection with the incident.

During the preparation of this Interim Report on Form 6-K, the Company determined that the fraudulent acts by certain employees and the related return have financial impacts on the consolidated financial statements. In accordance with Staff Accounting Bulletin (“SAB”) 99, “Materiality”, and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in aggregate, and concluded that the errors are not material to the consolidated financial statements for prior years, but is material to the current-period financial statements. Management revised the impacted condensed consolidated balance sheet as of December 31, 2024, and the related condensed consolidated statements of operations and comprehensive loss for the interim period ended June 30, 2024. Management will further revise the impacted consolidated balance sheets as of December 31, 2024, and the impacted consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2023 and 2024 in the company’s annual report for the year ending December 31, 2025.

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported audited balance sheet as of December 31, 2024:

	As of December 31, 2024
	As Previously Reported	Adjustment	As Restated
	RMB	RMB	RMB
		(in thousands)
Prepaid expenses and other current assets, net	23,550	8,597	32,147
Total current assets	145,413	8,597	154,010
TOTAL ASSETS	317,181	8,597	325,778

Accumulated deficit	(4,610,099)	8,597	(4,601,502)
Total Ucommune International Ltd. shareholders’ equity	101,009	8,597	109,606
TOTAL EQUITY	143,238	8,597	151,835
TOTAL LIABILITIES AND EQUITY	317,181	8,597	325,778

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported condensed consolidated statement of operations and comprehensive loss for the interim period ended June 30, 2024:

	For the Six Months Ended June 30, 2024
	As Previously Reported	Adjustment	As Restated
	RMB	RMB	RMB
		(in thousands)
Other expense, net	(1,699)	(279)	(1,978)
Loss before income taxes and loss from equity method investments	(43,270)	(279)	(43,549)
Net loss from continuing operations	(48,890)	(279)	(49,169)
Net loss	(56,446)	(279)	(56,725)
Net loss attributable to Ucommune International Ltd. from continuing operations	(43,866)	(279)	(44,145)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd. from continuing operations	(54.40)	(0.34)	(54.74)
Net loss	(56,446)	(279)	(56,725)
Total Comprehensive loss	(55,455)	(279)	(55,734)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(49,120)	(279)	(49,399)

In addition, the following material weaknesses in the Company’s internal control over financial reporting was identified: A lack of proper management approval and review on agency fee contract over certain amount.

To remedy the identified material weakness, the Company has adopted and will adopt further measures to improve the internal control over financial reporting, as follows:

1)	Enhance the agency fee management review and approval process over certain amount.

2)	Carry out integrity and compliance education and training within the company.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses the following non-GAAP financial measures for its consolidated results: EBITDA, adjusted EBITDA and adjusted net loss from continuing operations. The Company believes that EBITDA, adjusted EBITDA and adjusted net loss from continuing operations help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss from continuing operations are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss from continuing operations have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss from continuing operations as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table below.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (1) interest expense/(income), net, other expense/(income), net, provision for income taxes, and gain on disposal of subsidiaries and (2) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets, depreciation of property and equipment, amortization of intangible assets and change in fair value of warrant liability, which the Company does not believe are reflective of the Company’s core operating performance during the periods presented.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ucommune International Ltd

Phone: +86 (10) 65067789

E-mail: weisf@ucommune.com

UCOMMUNE INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	90,370	62,565	8,734
Short-term investments	—	7,000	977
Accounts receivable, net of provision for credit losses of RMB7,803 and RMB6,796 as of December 31, 2024 and June 30, 2025, respectively	21,520	30,893	4,312
Prepaid expenses and other current assets, net	32,147	28,180	3,934
Amounts due from related parties	9,973	21	3
Total current assets	154,010	128,659	17,960

Non-current assets
Long-term investments, net	18,881	18,881	2,636
Property and equipment, net	59,904	54,485	7,606
Operating leases right-of-use assets, net	89,832	70,910	9,899
Intangible assets, net	—	31	4
Rental deposits	3,151	237	33
Total non-current assets	171,768	144,544	20,178
TOTAL ASSETS	325,778	273,203	38,138

UCOMMUNE INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	21,308	17,937	2,504
Accrued expenses and other current liabilities	32,792	30,663	4,283
Amounts due to related parties	78,851	76,480	10,676
Deferred workspace membership fee	4,715	1,507	210
Contract liabilities	1,751	1,356	189
Operating lease liabilities, current	7,984	1,078	150
Total current liabilities	147,401	129,021	18,012

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Refundable deposits from members, non-current	5,098	2,467	344
Operating lease liabilities, non-current	20,977	8,003	1,117
Warrant liabilities	467	262	37
Total non-current liabilities	26,542	10,732	1,498
TOTAL LIABILITIES	173,943	139,753	19,510

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 2,024,460 and 2,075,569 issued and outstanding as of December 31, 2024 and, June 30, 2025, with par value of US$0.024 and US$0.024, respectively)	335	344	48
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 119,387 and 119,387 issued and outstanding as of December 31, 2024 and June 30, 2025, with par value of US$0.024 and US$0.024, respectively)	20	20	3
Additional paid-in capital	4,676,706	4,672,252	652,221
Statutory reserves	3,860	3,860	539
Accumulated deficit	(4,601,502)	(4,609,071)	(643,402)
Accumulated other comprehensive income	30,187	28,010	3,910
Total Ucommune International Ltd. shareholders’ equity	109,606	95,415	13,319
Noncontrolling interests	42,229	38,035	5,309
TOTAL EQUITY	151,835	133,450	18,628
TOTAL LIABILITIES AND EQUITY	325,778	273,203	38,138

UCOMMUNE INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD

Revenue:
Workspace membership revenue	39,418	14,418	2,013
Marketing and branding service revenue	46,638	49,529	6,914
Other service revenue	6,931	1,015	142
Total revenue	92,987	64,962	9,069

Cost of revenue:
Workspace membership	(43,017)	(10,701)	(1,494)
Marketing and branding service	(47,045)	(49,441)	(6,902)
Other services	(4,572)	(863)	(120)
Total cost of revenue	(94,634)	(61,005)	(8,516)
Operating expenses:
Impairment loss on long-lived assets	(563)	(1,934)	(270)
Sales and marketing expenses	(1,766)	(780)	(109)
General and administrative expenses	(25,564)	(13,689)	(1,911)
Change in fair value of warrant liability	3,844	204	28
Loss from operations	(25,696)	(12,242)	(1,709)
Non-operating income/(expense):
Interest income, net	1,445	445	62
Subsidy income	587	5	1
Impairment loss on long-term investments	(17,979)	—	—
Gain on disposal of subsidiaries	72	4,846	676
Other expense, net	(1,978)	(2,138)	(298)
Loss before income taxes and loss from equity method investments	(43,549)	(9,084)	(1,268)
Provision for income taxes	(5,137)	—	—
Loss from equity method investments	(483)	—	—
Net loss from continuing operations	(49,169)	(9,084)	(1,268)
Net loss from discontinued operations, net of tax	(7,556)	—	—
Net loss	(56,725)	(9,084)	(1,268)
Less: Net loss attributable to noncontrolling interests from continuing operations	(5,024)	(1,515)	(211)
Less: Net loss attributable to noncontrolling interests from discontinued operations	(1,300)	—	—
Net loss attributable to Ucommune International Ltd. from continuing operations	(44,145)	(7,569)	(1,057)
Net loss attributable to shareholders from discontinued operations	(6,256)	—	—
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd. from continuing operations
–Basic and diluted	(54.74)	(3.49)	(0.49)
Net loss per share attributable to ordinary shareholders from discontinued operations
–Basic and diluted	(7.76)	—	—
Weighted average shares used in calculating net loss per share
–Basic and diluted	806,427	2,170,460	2,170,460

UCOMMUNE INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD

Net loss	(56,725)	(9,084)	(1,268)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	991	(2,170)	(303)
Total Comprehensive loss	(55,734)	(11,254)	(1,571)
Less: Comprehensive loss attributable to noncontrolling interest	(6,335)	(1,508)	(211)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(49,399)	(9,746)	(1,360)

Non-GAAP Financial Measures

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD

Net loss from continuing operations	(49,169)	(9,084)	(1,268)
Interest income, net	(1,445)	(445)	(62)
Provision for income taxes	5,137	—	—
Depreciation of property and equipment	5,440	1,970	275
Amortization of intangible assets	223	—	—
EBITDA (non-GAAP) from continuing operations	(39,814)	(7,559)	(1,055)
Share-based compensation expense	1,698	(2,797)	(390)
Impairment loss on long-lived assets	563	1,934	270
Change in fair value of warrant liability	(3,844)	(204)	(28)
Impairment loss on long-term investments	17,979	—	—
Gain on disposal of subsidiaries	(72)	(4,846)	(676)
Other expense, net	1,978	2,138	298
Adjusted EBITDA (non-GAAP) from continuing operations	(21,512)	(11,334)	(1,581)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD

Net loss from continuing operations	(49,169)	(9,084)	(1,268)
Share-based compensation expense	1,698	(2,797)	(390)
Impairment loss on long-lived assets	563	1,934	270
Change in fair value of warrant liability	(3,844)	(204)	(28)
Impairment loss on long-term investments	17,979	—	—
Gain on disposal of subsidiaries	(72)	(4,846)	(676)
Adjusted net loss (non-GAAP) from continuing operations	(32,845)	(14,997)	(2,092)